UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Galyan's Trading Company, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36458R-101
(CUSIP Number)

Samual P. Fried Limited Brands, Inc. Three Limited Parkway Columbus, OH 43230 Tel No.: (614) 415-7000	William M. Wardlaw FS Equity Partners IV, L.P. 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025 Tel No.: (310) 444 - 1822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
David Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000
August 15, 2003
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d 1(b)(3) or (4), check the following boxx ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required On the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36458R-101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FS Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,694,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36458R-101	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FS Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,694,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36458R-101	13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Limited Brands, Inc. 31-1029810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,250,500
	8	SHARED VOTING POWER 10,945,000
	9	SOLE DISPOSITIVE POWER 5,250,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14	TYPE OF REPORTING PERSON CO

    This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed to report the transfer of 250,000 shares of common stock (the “Common Stock”) of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Issuer”), by G Trademark, Inc. (“G Trademark”), a wholly-owned subsidiary of Limited Brands, Inc. (“Limited Brands”). This Amendment supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2001, as amended by Amendment No. 1 thereto filed on June 10, 2003 and Amended No. 2 thereto filed on August 7, 2003 (together, the “Schedule 13D”) relating to the Common Stock. Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, unless otherwise indicated herein.

Item 5. Interest in Securities of the Issuer

    Item 5 is hereby amended by adding the following paragraph.

    On August 1, 2003, G Trademark, a wholly-owned subsidiary of Limited Brands, and The Limited Brands Foundation (the “Foundation”), a charitable institution incorporated in Ohio, entered into an Irrevocable and Binding Pledge Agreement (the “Pledge Agreement”), whereby G Trademark agreed to donate to the Foundation by August 15, 2003 a gift consisting of 250,000 shares of Common Stock to be used for the charitable purposes of the Foundation. On August 15, 2003 Limited Brands transferred the 250,000 shares of Common Stock to The Limited Brands Foundation pursuant to the Pledge Agreement.

     As of August 18, 2003, following the transfer pursuant to the Pledge Agreement described above, FS Equity IV and FS Capital may be deemed to have beneficially owned 10,945,000 shares of Common Stock (including 5,694,500 shares owned by FS Equity IV and 5,250,000 shares owned by Limited Brands or G Trademark), representing approximately 63.7% of the 17,188,716 shares of Common Stock currently outstanding, based on Galyan's Form 10-Q as filed on June 20, 2003. FS Equity IV and FS Capital may be deemed to have shared voting power over 10,945,000 shares of Common Stock and shared dispositive power over the 5,694,500 shares of Common Stock held by FS Equity IV.

     As of August 18, 2003, following the transfer pursuant to the Pledge Agreement, Limited Brands (including for purposes of this Schedule 13 D its wholly-owned subsidiary G Trademark) beneficially owned 10,945,000 shares of Common Stock, representing approximately 63.7% of the 17,188,716 shares of Common Stock currently outstanding, based on Galyan's Form 10-Q as filed on June 20, 2003. Limited Brands may be deemed to have sole voting power over 5,250,500 shares of Common Stock, shared voting power over 10,945,000 shares of Common Stock and sole dispositive power over 5,250,500 shares of Common Stock.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2003		FS EQUITY PARTNERS IV, L.P.
	By:	/s/ Todd W. Halloran Name: Todd W. Halloran Title: Vice President

FS CAPITAL PARTNERS LLC
	By:	/s/ Todd W. Halloran Name: Todd W. Halloran Title: Vice President

LIMITED BRANDS, INC.
	By:	/s/ Timothy J. Faber Name: Timothy J. Faber Title: V.P. Treasury/M&A